UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of January 2017

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated January 31, 2017 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:January 31, 2017

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

  Advance intimation of Board meeting date for considering third quarter Audited Standalone Financial Results and Unaudited Consolidated Financial Results of FY 2016-17
  Intimation regarding closure of trading window for 'designated persons' under Insider Trading Regulations
  Intimation of Analyst and Press Meet for financial results

Mumbai, January 31, 2017:In accordance with SEBI Circular CIR/CFD/FAC/62/2016 dated July 5, 2016 we would like to inform that pursuant to Regulation 29(1)(a) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ['the said Regulations'], a meeting of the Board of Directors of the Company will be held on Tuesday, February 14, 2017 to consider, inter-alia, the Audited Financial Results (Standalone) and Unaudited Consolidated Financial Results (with limited review) for the quarter ended December 31, 2016 as required under Regulation 33(3)(a) of the said Regulations.

As per the revised 'Tata Code of Conduct for Prevention of Insider Trading' pursuant to the amended SEBI (Prohibition of Insider Trading) Regulations, 2015, the Company has intimated its 'designated persons' regarding the closure of the trading window from December 25, 2016, which would end 48 hours after the said results are made public.

Subsequent to the filing of the said financial results on that date with BSE Limited and National Stock Exchange of India Limited, the Company will on the same day have a Press meet and Analysts' call on the financial results which would be announced on the Company's website. This may be treated as an intimation pursuant to Regulation 30 of the said Regulation.

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,75,561 crores (USD 41.6 billion) in 2015-16. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 9 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

-Ends-